June 5, 2015

VIA EDGAR

Melissa Raminpour

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	CF Industries Holdings, Inc.
Form 10-K for the Year Ended December 31, 2014
Filed February 26, 2015
File No. 001-32597

Dear Ms. Raminpour:

This letter is in response to the comment letter of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) dated May 14, 2015 (the “Comment Letter”) related to the Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (the “Form 10-K”) of CF Industries Holdings, Inc. (“CF Industries” or the “Company”). For your convenience, we have set forth below the text of each of the comments contained in the Comment Letter, followed in each case by the Company’s response. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the Comment Letter.

Melissa Raminpour

June 5, 2015

Notes to the Financial Statements

Note 4. Phosphate Business Disposition, page 75

1.              We note from your disclosure in Note 4 that subsequent to the sale of the phosphate business to Mosaic, you now re-sell ammonia sourced by PLNL, your 50% owned joint venture, to Mosaic, and the revenue from these sales to Mosaic and costs to purchase the ammonia from PLNL are included in your ammonia segment. Please explain to us why you believe that gross revenue recognition is appropriate for this arrangement. As part of your response please address each of the indicators set forth in ASC 605-45-45. Also, please tell us the business purpose for serving as an intermediary in this transaction, rather than having PLNL sell the ammonia directly to Mosaic.

Response:

Gross Revenue Recognition

On March 17, 2014, CF Industries completed the sale of its phosphate mining and manufacturing business (the “Phosphate Business”) to The Mosaic Company (“Mosaic”), and a three-year ammonia supply agreement between CF Industries and Mosaic (the “Mosaic Supply Agreement”) became effective.  Anhydrous ammonia (“ammonia”) is a key raw material that is used in the production of phosphate fertilizers.  Pursuant to the Mosaic Supply Agreement, CF Industries sells approximately 300,000 tons of ammonia per year to Mosaic for use in the production of phosphate fertilizers.

Contemporaneously with entering into the Mosaic Supply Agreement, CF Industries and Mosaic entered into a separate agreement (the “Mosaic Additional Supply Agreement”) under which CF Industries will supply Mosaic with between 600,000 and 800,000 tons of ammonia per year for up to 15 years, starting no later than 2017.

CF Industries holds a 50% interest in an ammonia joint venture, Point Lisas Nitrogen Limited (“PLNL”), located in the Republic of Trinidad and Tobago.  CF Industries is obligated to purchase 50% of PLNL’s ammonia output, and the other joint venture partner is responsible for purchasing the remaining 50% of PLNL’s ammonia output.  CF Industries sources the ammonia for the Mosaic Supply Agreement from PLNL.  Depending on the joint venture’s output in any given year, some or all of the ammonia CF Industries is obligated to purchase from PLNL may ultimately be sold to Mosaic.

The purchase by CF Industries of ammonia from PLNL and the subsequent sale by CF Industries of ammonia to Mosaic are reported on a gross basis in

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June 5, 2015

accordance with Accounting Standards Codification (“ASC”) 605-45-45.  The following table outlines the eleven indicators that are specified in ASC 605-45-45 (there are eight indicators of gross revenue reporting and three indicators of net revenue reporting) and the Company’s conclusion with regard to each of the eleven indicators as applied to its sales of ammonia under the Mosaic Supply Agreement.  Following the table is a brief overview of the relevant facts and circumstances that support the conclusion for each indicator, with reference to each indicator by number according to the numbering used in the table below.

Indicator		Presence/ Absence of Indicator
Gross Revenue Reporting
(1)	The Entity Is the Primary Obligor in the Arrangement	Present
(2)	The Entity Has General Inventory Risk—Before Customer Order Is Placed or Upon Customer Return	Present
(3)	The Entity Has Latitude in Establishing Price	Present
(4)	The Entity Changes the Product or Performs Part of the Service	N/A
(5)	The Entity Has Discretion in Supplier Selection	Present
(6)	The Entity Is Involved in the Determination of Product Specifications	N/A
(7)	The Entity Has Physical Loss Inventory Risk—After Customer Order or During Shipping	Present
(8)	The Entity Has Credit Risk	Present
Net Revenue Reporting
(9)	The Entity’s Supplier Is the Primary Obligor in the Arrangement	Absent
(10)	The Amount the Entity Earns is Fixed	Absent
(11)	The Supplier Has Credit Risk	Absent

Indicator (1): CF Industries Is the Primary Obligor — Under the terms of the Mosaic Supply Agreement, CF Industries (through one of its wholly owned subsidiaries) is the only party that is responsible for fulfillment of the ammonia sales to Mosaic.  PLNL is not a party to the Mosaic Supply Agreement and has no rights or responsibilities under the agreement.  Under the Mosaic Supply Agreement, CF Industries represents that it has good title to the ammonia being delivered, and CF Industries is responsible for all aspects of the importation of the ammonia.  CF

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June 5, 2015

Industries is responsible for and pays all expenses incurred as a result of being the importer.  This indicator supports gross revenue reporting.

Indicator (2): CF Industries Has General Inventory Risk — CF Industries has a contractual obligation to purchase 50% of the ammonia output of PLNL.  This obligation is independent of the Mosaic Supply Agreement.  CF Industries takes title to the ammonia as it is loaded onto shipping vessels in Trinidad.  Regardless of Mosaic’s ability to accept delivery of ammonia pursuant to the Mosaic Supply Agreement, CF Industries is, and will continue to be, obligated to purchase 50% of the ammonia output of PLNL.  Ammonia purchased from PLNL cannot be returned to PLNL. Additionally, the risk of loss for the product as it is shipped from Trinidad to North America is borne entirely by CF Industries.  This risk includes the risk of physical loss and the price risk due to market changes in supply and demand since ammonia is a commodity that fluctuates in price.  The sale of ammonia to Mosaic pursuant to the Mosaic Supply Agreement is consummated, and risk of loss transfers to Mosaic, when the product is placed in a Mosaic-controlled storage tank in Tampa, Florida.  This indicator supports gross revenue reporting.

Indicator (3): CF Industries Has Latitude in Establishing Price — CF Industries has reasonable latitude to establish prices for the ammonia that it sells under the Mosaic Supply Agreement, given the economic constraints to establish an exchange price involving a worldwide commodity over a long-term contract.  Ammonia is a worldwide chemical commodity that is traded in U.S. dollars in the international market.  Due to geographic differences in supply and demand and transportation costs, the price of ammonia can differ across markets.  This is similar to the pricing behavior of other worldwide commodities.  The pricing terms agreed upon between CF Industries and Mosaic for the term of the Mosaic Supply Agreement were negotiated between the parties and are market-based.  PLNL did not have any ability to prescribe or influence the pricing arrangement in the Mosaic Supply Agreement.  The full latitude to establish the selling price rests with CF Industries.  CF Industries purchases ammonia from PLNL at prices based on published measures of market prices in the Republic of Trinidad and Tobago and sells ammonia to Mosaic under the terms of the Mosaic Supply Agreement at prices based on published measures of market prices in the Tampa, Florida region.  This indicator supports gross revenue reporting.

Indicator (4): CF Industries Changes the Product — Given that ammonia is a chemical commodity, there are no changes that are required in the product.  This indicator is not applicable to the determination of the appropriateness of gross revenue reporting by CF Industries in this case.

Melissa Raminpour

June 5, 2015

Indicator (5): CF Industries Has Discretion in Supplier Selection — The ammonia that is being sold under the Mosaic Supply Agreement could have been sourced from multiple production complexes, as ammonia is a commodity for which there are multiple sources of supply. In particular, in addition to the ammonia production capacity to which CF Industries has access as a result of its 50% interest in PLNL, CF Industries owns (and owned at the time it entered into the Mosaic Supply Agreement) seven ammonia production complexes in North America, one or more of which complexes could have been specified in the Mosaic Supply Agreement as the source of the ammonia to be supplied to Mosaic under that agreement. The fact that multiple wholly-owned production alternatives were available to supply ammonia to Mosaic under the Mosaic Supply Agreement supports gross revenue reporting. The decision to source the ammonia from PLNL was based on logistical cost management focused on minimizing transportation costs and optimizing gross margin across CF Industries’ production network. This factor supports gross revenue reporting.

Additionally, once CF Industries starts making deliveries of ammonia to Mosaic pursuant to the Mosaic Additional Supply Agreement, the ammonia sales under the Mosaic Additional Supply Agreement will also be reported on a gross basis.

Indicator (6): CF Industries’ Involvement in the Determination of Product Specifications — Since ammonia is a worldwide commodity, there is no difference in the ammonia produced by any of the various global manufacturers.  This indicator is not applicable to the determination of the appropriateness of gross revenue reporting by CF Industries in this case.

Indicator (7): CF Industries Has Physical Loss Inventory Risk — CF Industries has risk of loss for all ammonia purchased from PLNL as CF Industries takes title and risk of loss to the product as the ammonia is loaded onto shipping vessels in Trinidad. PLNL does not have any risk of loss once title has passed to CF Industries.  The risk of loss associated with any ammonia sold pursuant to the Mosaic Supply Agreement does not transfer to Mosaic until the ammonia is placed in Mosaic’s storage tank near Tampa, Florida.  This factor supports gross revenue reporting.

Indicator (8): CF Industries Has Credit Risk — CF Industries has full risk of loss from credit risk in the event that Mosaic does not fulfill its payment obligations under the Mosaic Supply Agreement.  This factor supports gross revenue reporting.

The next three indicators, as outlined in ASC 605-45-45, are indicators of net revenue reporting.

Melissa Raminpour

June 5, 2015

Indicator (9): The Entity’s Supplier Is the Primary Obligor in the Arrangement — CF Industries’ supplier, PLNL, is not a party to, or an obligor under, the Mosaic Supply Agreement.  CF Industries maintains the primary obligor responsibility.  This indicator does not support net revenue reporting.

Indicator (10): The Amount the Entity Earns is Fixed — The amount that CF Industries earns from the sale of ammonia under the Mosaic Supply Agreement is the difference between the price at which CF Industries sells the ammonia to Mosaic under the Mosaic Supply Agreement and the costs CF Industries incurs in purchasing the ammonia and delivering it to Mosaic.  Both the selling price for ammonia sales to Mosaic and the purchase price for ammonia purchases from PLNL are determined based on published measures of market prices in the relevant geographic markets and, accordingly, these selling and purchase prices, and the difference between them, fluctuate based on supply and demand balances in the respective markets.  In addition to the variable cost to purchase the ammonia from PLNL, CF Industries incurs variable costs for freight, importation and insurance to deliver the ammonia to Mosaic.  Since CF Industries’ selling prices for ammonia under the Mosaic Supply Agreement vary due to market conditions and CF Industries’ costs to purchase that ammonia and to deliver it to Mosaic also vary due to market conditions, CF Industries’ gross margin from the sale of ammonia under the Mosaic Supply Agreement is not fixed.  This indicator does not support net revenue reporting.

Indicator (11): The Supplier Has Credit Risk — CF Industries’ supplier, PLNL, does not have any credit risk relating to the Mosaic Supply Agreement.  PLNL’s full credit risk for the sale of ammonia that CF Industries ultimately delivers to Mosaic under the Mosaic Supply Agreement is solely with CF Industries.  This indicator does not support net revenue reporting.

Based on the preponderance of the indicators noted above, gross revenue reporting has been applied to the ammonia sales to Mosaic under the Mosaic Supply Agreement.

Business Purpose

In the negotiation of the sale of the Phosphate Business by CF Industries to Mosaic, the parties agreed to maintain the Phosphate Business’ then-existing ammonia supply arrangement, under which CF Industries provided ammonia for use in phosphate production by the Phosphate Business from sources of supply owned by or under contract with CF Industries.  In agreeing to continue to supply ammonia to the Phosphate Business following the sale to Mosaic, CF Industries

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had the ability to select among several sources of ammonia.  CF Industries operates seven nitrogen manufacturing complexes in North America that each produce ammonia.  In addition, CF Industries operates 23 ammonia distribution locations, primarily in the central agricultural region of North America.  CF Industries’ decision to use the ammonia from PLNL as its source of ammonia for delivery under the Mosaic Supply Agreement was driven by its objective to minimize transportation costs and optimize gross margin across the Company.  The delivery of the ammonia that CF Industries imports from PLNL in Trinidad to Mosaic’s location in Tampa, Florida allows CF Industries to reduce the overall transportation and distribution costs across its entire distribution network relative to the costs that would attach if the ammonia were obtained by CF Industries from alternative sources.  Because CF Industries has an obligation to purchase ammonia from PLNL that predates the Mosaic Supply Agreement, and CF Industries’ supply arrangement with PLNL is integral to CF Industries’ interest in PLNL as a joint venture partner therein, it would not have been in CF Industries’ interest, and Mosaic and CF Industries did not seek, to substitute Mosaic for CF Industries in the supply arrangement with PLNL.

2.              We note your disclosure that because of the significance of the continuing supply practice between PLNL and the disposed entity (now owned by Mosaic), in accordance with U.S. GAAP, the phosphate mining and manufacturing business is not reported as discontinued operations in your consolidated statements of operations. Please provide us details as to how you evaluated your accounting treatment under the guidance in ASC 205-20-55-3. In this regard, in light of your disclosure in Note 10 that the ammonia sold to Mosaic represented 3% of total revenues in 2014, please tell us why you believe the cash flows are significant.

Response:

The Company acknowledges the Staff’s comment and has outlined below the historical timeline, background information, accounting requirements and the Company’s conclusions with regard to discontinued operations treatment in connection with the sale of the Phosphate Business.  The Company notes that the accounting standards for discontinued operations have been updated by Accounting Standards Update No. 2014-08 (“ASU No. 2014-08”), which was issued in April 2014 and is effective for disposal transactions that occur in annual periods beginning after December 15, 2014 (i.e., beginning in calendar year 2015 for CF Industries).  Because the sale of the Phosphate Business occurred prior to CF Industries’ first annual period beginning after December 15, 2014, ASU No. 2014-08 is not applicable to that transaction, and the prior standards are the basis for the analysis set forth below.

CF Industries completed the sale of the Phosphate Business to Mosaic on March 17, 2014.  Prior to the sale, the Phosphate Business was included by CF

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June 5, 2015

Industries in a separate reportable segment referred to as the phosphate segment.

Prior to the Company’s sale of the Phosphate Business to Mosaic, the ammonia purchased by CF Industries from PLNL, as discussed in the response to comment 1, above, was transported to North America for use by CF Industries in the Phosphate Business in the production of phosphate fertilizer.

In connection with the Company’s sale of the Phosphate Business to Mosaic, CF Industries and Mosaic entered into the Mosaic Supply Agreement to continue the supply of ammonia by CF Industries to the disposed Phosphate Business.

In its consideration of the accounting treatment of the Phosphate Business sale transaction, CF Industries analyzed whether discontinued operations treatment of the Phosphate Business would be warranted. The impact of the Mosaic Supply Agreement, particularly CF Industries’ continuing involvement in the Phosphate Business as a result of that agreement, was a key element in the Company’s analysis. ASC 205-20, Presentation of the Financial Statements — Discontinued Operations, outlines the accounting requirements for discontinued operations treatment of a business disposition. The relevant standard is set forth in ASC 205-20-45-1:

Reporting Discontinued Operations

The results of operations of a component of an entity that either has been disposed of or is classified as held for sale under the requirements of paragraph 360-10-45-9, shall be reported in discontinued operations in accordance with paragraph 205-20-45-3 if both of the following conditions are met:

a.              The operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction.

b.              The entity will not have any significant continuing involvement in the operations of the component after the disposal transaction.

ASC 205-20-55-3 sets forth four steps, presented as questions, that may be used to evaluate whether conditions (a) and (b) in ASC 205-20-45-1 are met:

Step 1: Are continuing cash flows expected to be generated by the ongoing entity?

Step 2: Do the continuing cash flows result from a migration or continuation of activities?

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June 5, 2015

Step 3: Are the continuing cash flows significant?

Step 4: Does the ongoing entity have significant continuing involvement in the operations of the disposed component?

Note that if the answer to Step 1, 2, or 3 is no, then evaluate Step 4.

Set forth below is the Company’s four-step analysis under ASC 205-20-55-3 with respect to the Phosphate Business.

Step 1: Are continuing cash flows expected to be generated by the ongoing entity (CF Industries)?   Analysis — Yes.  CF Industries’ sale of the Phosphate Business to Mosaic included the sale of all assets previously utilized by CF Industries in the production of phosphate fertilizer; as a result, no continuing cash flows will be generated by CF Industries from the Phosphate Business assets.  However, as a result of the Mosaic Supply Agreement, CF Industries is continuing to provide ammonia, which is a key raw material used in the production of phosphate fertilizer, to the disposed Phosphate Business.  The cash flows from the sale of ammonia are direct cash flows rather than indirect cash flows due to the fact they pertain to a raw material that is a material direct production cost of the business.  These cash flows will continue for a period of three years, the length of the Mosaic Supply Agreement.  The ammonia is significant in terms of the quantity and cost to the disposed Phosphate Business.  As a result, significant cash inflows (or revenue producing activities) are expected to continue due to the sale of ammonia by CF Industries to Mosaic pursuant to the Mosaic Supply Agreement.  Additional cash flows will be generated from the sale of ammonia under the Mosaic Additional Supply Agreement starting no later than 2017 and continuing for up to 15 years.

Step 2: Do the continuing cash flows result from a migration or continuation of activities?  Analysis — Yes. The cash flows resulting from the sale of ammonia to Mosaic pursuant to the Mosaic Supply Agreement result from a continuation of activities. Prior to CF Industries’ sale of the Phosphate Business to Mosaic, ammonia purchased by CF Industries from PLNL was transferred into phosphate production and the cost of the ammonia became a cost included in phosphate inventory produced by CF Industries. After the sale of the Phosphate Business, CF Industries continues to supply ammonia to the disposed Phosphate Business.

Step 3: Are the continuing cash flows significant?   Analysis — Yes. CF Industries’ management considers the continuing cash flows from the Mosaic Supply Agreement to be significant.  ASC 205-20-55-14 provides guidance on determining significance.  ASC 205-20-55-14 states that the

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determination of whether continuing cash flows are significant is a matter of judgment that is based on a comparison between (a) the expected continuing cash flows to be generated by the ongoing entity after the disposal transaction and (b) the cash flows that would have been expected to be generated by the disposed component absent the disposal transaction.

When evaluating the significance of the cash flows of the Mosaic Supply Agreement, CF Industries analyzed the cash inflows by comparing (1) the projected cash flows to the ongoing business from the sale of the ammonia (cash inflows) to (2) the total revenue of the disposed Phosphate Business.

The following accounting analysis of the cash inflows was performed by CF Industries.  Due to the variability of the cash flows from the sale of ammonia to Mosaic, a low end and a high end of the projected range were used.  The projected cash flows used in the following accounting analysis are management’s projections as of the October 2013 signing of the agreement between CF Industries and Mosaic for the sale of the Phosphate Business to Mosaic.

Cash Inflow Calculation

	Low End of	High End of
(Amounts in millions, except percentages)	Projected Range	Projected Range

Projected Cash Flows From the Sale of Ammonia to Mosaic	$146	$195

2012 Phosphate Segment Net Sales	$1,007	$1,007

Significance Ratio	14%	19%

The evaluation of whether continuing cash flows are significant is a matter of judgment.  Based on the metrics noted above, management considers both the low end and high end of the projected range of cash flows from the sale of ammonia under the Mosaic Supply Agreement to be significant as compared to the net sales of the disposed Phosphate Business.

With the passage of time since the sale of the Phosphate Business and the commencement of the sale of ammonia to Mosaic, actual results are now available.  During the period from March 31, 2014 (when the first sale of ammonia to Mosaic occurred) to March 31, 2015, the revenue that was recognized from the sale of ammonia to Mosaic under the Mosaic Supply Agreement was $155 million.  This amount is within the range noted above.

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June 5, 2015

Step 4: Does the ongoing entity have significant continuing involvement in the operations of the disposed component?  Analysis — Evaluation of step 4 is not required since the answer to each of steps 1, 2 and 3 is yes.

The four-step analysis set forth above establishes that the conditions in ASC 205-20-45-1 for discontinued operations treatment of the Phosphate Business are not met; therefore, discontinued operations treatment of the Phosphate Business would not be appropriate.

The Company notes that the last sentence of the Staff’s comment refers to the purchased cost of ammonia from PLNL as reported in the Company’s Form 10-K of $141 million as compared to the total consolidated revenue of CF Industries.  In the calculations above, pursuant to the guidance of ASC 205-20-55-14, for purposes of determining the significance of the cash inflows, cash flows are compared to the net sales of the phosphate segment prior to the disposition of the Phosphate Business, rather than to the consolidated results of CF Industries.  ASC 205-20-55-14 states that “the evaluation . . . should be based on a comparison between the expected continuing cash flows to be generated by the ongoing entity after the disposal transaction and the cash flows that would have been expected to be generated by the disposed component absent the disposal transaction” (emphasis added).

Based on the analysis provided above, including the significance of the ongoing cash flows, management concluded that discontinued operations treatment of the Phosphate Business is not appropriate.

Note 9. Goodwill and Other Intangible Assets, page 80

3.              We note as a result of your change in segments during the third quarter of 2014, you have reallocated goodwill amongst the new segments. Please explain to us your method and basis for allocating the goodwill to each of the new segments in 2014 under the guidance in ASC 350-20-35.

Response:

In the third quarter of 2014, CF Industries completed changes to its reporting structures that reflect how its chief operating decision maker (as defined under U.S. generally accepted accounting principles (“U.S. GAAP”)) assesses the performance of its operating segments and makes decisions about resource allocation. As a result, CF Industries’ reportable segments were changed to align with the major products sold by the Company, increasing from two segments, consisting of phosphate and nitrogen, to five segments, consisting of ammonia, granular urea, urea ammonium nitrate solution (UAN), other, and phosphate.  The phosphate segment reflects the reported results of CF Industries’ phosphate business through March 17, 2014, when CF Industries completed the sale of the

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Phosphate Business, plus the continuing sales of the phosphate inventory in CF Industries’ distribution network after March 17, 2014.

When management reassigned the goodwill to the new reporting units, the reassignment was effected in accordance with ASC 350-20-35-45, which states (emphasis added):

When an entity reorganizes its reporting structure in a manner that changes the composition of one or more of its reporting units, the guidance in paragraphs 350-20-35-39 through 35-40 shall be used to reassign assets and liabilities to the reporting units affected. However, goodwill shall be reassigned to the reporting units affected using a relative fair value allocation approach similar to that used when a portion of a reporting unit is to be disposed of (see paragraphs 350-20-40-1 through 40-7).

Accordingly, the basis for the goodwill reassignment performed by management was done in accordance with U.S. GAAP and used a relative fair value allocation approach. In performing this reassignment, management determined the fair value by utilizing a discounted cash flow valuation methodology.  CF Industries engaged the valuation services of a Big Four public accounting firm other than the Company’s auditor to assist with the discounted cash flow valuation.  The valuation included determining the fair value of each new segment and a reconciliation of the aggregate fair value of the new segments to the market capitalization of CF Industries.

As discussed in the response to comment 2, above, the phosphate segment did not qualify for discontinued operations treatment in connection with CF Industries’ disposition of the Phosphate Business.  Accordingly, the phosphate segment will continue to be included in CF Industries’ financial statements until the periods presented, including prior-year comparable periods, no longer reflect phosphate results.  CF Industries’ goodwill pertaining to the phosphate reporting

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unit was included in the disposed assets as part of the Phosphate Business sale prior to the creation of the new segments.  Thus, the reallocation of goodwill involved reallocation of the goodwill of the former nitrogen segment. The total goodwill of the nitrogen segment prior to the reallocation was $2,096 million.

CF Industries’ new operating segments are at the product level within the business.  The review of product profitability and the allocation of capital resources by the chief operating decision maker are based on product level profitability calculated at the gross margin level.  The product level is also the reporting unit level since the product level is the lowest level at which discrete financial information is available.

* * * * *

The Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (847) 405-2509 if you have any questions regarding the above.

Very truly yours,

/s/ Richard A. Hoker

Richard A. Hoker
Vice President and Corporate Controller

cc:                                W. Anthony Will, President and Chief Executive Officer

Dennis P. Kelleher, Senior Vice President and Chief Financial Officer

Douglas C. Barnard, Senior Vice President, General Counsel, and Secretary